Exhibit 99.1

[Translation]

UBIC, Inc. Revises Subsidiary Integration Plan

TOKYO, June 21, 2016 (GLOBE NEWSWIRE) — UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) (“UBIC” or “the Company”), a leading provider of international litigation support and big-data analysis services, today announced that pursuant to its Board of Directors’ Meeting on June 21, 2016, a resolution was approved to revise the plan announced on May 26th to reorganize UBIC’s operations in the United States by merging UBIC North America, Inc. (“UNA”) and TechLaw Solutions, Inc. (“TLS”) with and into EvD, Inc. (“EvD”).

Particulars

1.                  Reason for revision

This revised plan is required in order to facilitate the continuation of certain U.S. government contracts of TLS.

2.                  Outline of the Merger

(1)             Schedule

No revision to the plan announced on May 26th

(2)             Method of the merger

A simplified merger, with EvD as the surviving company, and UNA being dissolved. TLS will now remain in existence as a wholly-owned subsidiary of EvD, and an indirect wholly-owned subsidiary of UBIC.

(3)              Details of allotment related to the merger

No revision to the plan announced on May 26th

	Surviving company	Dissolving company
(1) Company name	EvD, Inc.	UBIC North America, Inc.
(2) Location of Head Office	611 Mission Street, 4th Fl. San Francisco, CA 94105, USA	3 Lagoon Drive, Suite 180, Redwood City, CA 94065, USA
(3) Name of Representative (CEO)	Alejandrino F. Jimenez	Alejandrino F. Jimenez
(4) Line of business	E-discovery, legal/compliance professional services	E-discovery, legal/compliance professional services
(5) Established(Year)	1997	2007
(6) Fiscal year end	December 31 (will change to March 31)	March 31
(7) Major shareholders and ownership ratio (as of March 31, 2016)	UBIC, Inc.	UBIC, Inc.

(4)             Handling of share subscription rights and bonds with share subscription rights of the dissolving company

No revision to the plan announced on May 26th

4.                  Status after the Merger

TLS will adopt a new trade name “FRONTEO Government Services, Inc.” effective July 1, 2016. No revision to the plan announced on May 26th regarding EvD’s new trade name, officers and directors or line of business.

5.                  Future Outlook

All the other provisions of the plan of merger adopted by UBIC’s Board of Directors on May 26, 2016 will remain in place and will take effect on July 1, 2016, as otherwise communicated.  The Company expects this revised plan will preserve the essential operational advantages and efficiencies it has previously identified that initially motivated the reorganization of its U.S. subsidiaries.

This document has been translated from the original Japanese-language document for reference purposes only.  If there are any differences or discrepancies between the original Japanese-language document and this English translation, the original Japanese-language document shall supersede this English translation.

About UBIC, Inc.

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) supports the analysis of big data based on behavior informatics by utilizing its technology, “KIBIT”. UBIC’s KIBIT technology is driven by UBIC AI based on knowledge acquired through its litigation support services. The KIBIT incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. UBIC continues to expand its business operations by applying KIBIT to new fields such as healthcare and marketing. UBIC was founded in 2003 as a provider of e-discovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation.  UBIC provides e-discovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding technology adapted to Asian languages.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubic-global.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of,  UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services. Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

CONTACT: Chief Executive Officer and Chairman of the Board

Masahiro Morimoto

Address any inquiries to

Chief Financial Officer and Chief Administrative Officer

Masami Yaguchi